

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 20, 2008

Martin Schwartz
Chief Executive Officer
IVT Software, Inc.
196 North Crest Place
Lakewood, NJ 08701

>   **Re: IVT Software, Inc.**
>   **Form S-1**
>   **Filed June 5, 2008**
>   **File No. 333-151435**

Dear Mr. Schwartz:

  We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that you are registering the sale of 6,434,169 shares of common stock, which represents over 600% of the company's outstanding shares held by persons

other than Martin Schwartz. Due to the significant number of shares being registered and the fact that the these shares were issued earlier this year, it appears that this offering is an indirect primary offering by the Company. As such, you are not permitted to rely upon Rule 415(a)(1)(i) and are not eligible to conduct the offering pursuant to Rule 415(a)(1)(x). In order to conduct the offering as an indirect primary offering under Rule 415, you must fix the offering price for the duration of the offering and identify all the selling shareholders as underwriters. If you disagree, please provide us with a detailed legal analysis as to why the sale of shares by selling shareholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i), rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. This analysis should include, but not be limited to, an explanation of the relationship between the Company and the selling shareholders, whether there were any material agreements between the Company and any of the shareholders and an explanation of the circumstances under which the selling shareholders initially purchased your stock. See Telephone Interpretation D-29 in our manual of publicly available telephone interpretations, available on our website at http://www.sec.gov/interps/telephone/phonesupplement1.htm, for guidance in distinguishing secondary offerings from primary offerings.

*   *   *   *

As appropriate, please amend your Form S-1 in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the

filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comment on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Collin Webster, Attorney-Advisor, at (202)551-3522 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: Brian Reiss, Esq. *via facsimile* 714.378.9093